Exhibit 99.1
ECARX Announces Second Quarter 2026 Unaudited Financial Results

London, August 11, 2026 — ECARX Holdings Inc. (Nasdaq: ECX) (“ECARX” or the “Company”), a leading global automotive intelligence company, today announced unaudited financial results for the quarter ended June 30, 2026.

Ziyu Shen, ECARX CEO, commented, "Despite a challenging automotive backdrop, ECARX delivered a strong second quarter in both financial and strategic terms. Q2 saw year-on-year revenue growth of 45%, operating and R&D costs down, a near doubling of gross margin, a reduction in net loss, and our fourth consecutive quarter of positive adjusted EBITDA. Our decision in Q2 last year to shift to higher value products saw shipments of our next-generation Antora® and Pikes® products rise 52% and over 2,000% year-on-year, respectively. This strategic shift, and the successful balancing of increased memory costs with our customers, allowed us to significantly increase revenue despite broadly flat shipments reflecting the challenging backdrop. Our lean operating framework allowed us to translate this revenue growth into sustained profitability at the adjusted EBITDA level: overall operating costs were down despite higher revenue, and we were able to implement R&D cost savings due to operational efficiencies and the deployment of AI technologies.

Strategically, we continue to capture high value opportunities across the global auto industry. We announced the agreement to acquire the Flyme software business which will allow us to fully control the software layer in our products. We also announced a strategic partnership with TPK Holdings to develop the ORCA LiDAR platform, which will add further capability to our product offering. Our progress on the industrialization of our program with Volkswagen continues well, and last month we were honored with Volkswagen Brazil's Partnership Connectivity Award, which celebrated our leading digital cockpit and vehicle technologies.

We are entering a period of growth for ECARX as we continue to develop our full-stack auto-technology capabilities to position the Company for sustained value creation in the near- and long-term, and define the next generation of intelligent vehicles."
Second Quarter 2026 Financial Results:
•Total revenue was US$225.2 million, up 45% year-over-year (“YoY”).
◦Sales of goods revenue was US$196.4 million, up 50% YoY. The increase was attributable to three primary factors: growing demand outside China, a shift in product mix toward a higher proportion of automotive computing platform products, which carry a greater unit price relative to SoC core module products, as well as a pricing adjustment implemented to offset the impact of elevated memory costs.
◦Software license revenue was US$0.7 million, down 42% YoY, primarily due to a decrease of sales volume for the software license compared to the second quarter last year.
◦Service revenue was US$28.1 million, up 21% YoY. The change was primarily attributable to a substantial increase in design and development contract deliveries, driven by a heightened volume of new model launches in the second quarter of 2026, most notably within the China market.
•Total cost of revenue was US$180.7 million, up 30% YoY, driven primarily by rising memory costs associated with the sales of goods.

•Gross profit was US$44.5 million, up 165% YoY, resulting in the gross margin of 19.8%. The increase in gross profit was primarily due to the price adjustment for the sales of goods, as well as higher service revenue margin supported by a more favorable cost structure. As a result, gross margin increased from 10.8% to 19.8% YoY.

•Research and development expenses were US$29.1 million, down 14% YoY, primarily driven by the continued resource prioritization that enhanced operational efficiencies and synergies from R&D integration and the internal deployment of AI across our business to reduce structural costs.

•Selling, general and administrative expenses and others, net were US$21.6 million, down 8% YoY, primarily driven by the continued improvement in global operating efficiencies and lower share-based compensation expenses incurred during the quarter.
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•Net loss was US$12.0 million, compared with US$45.4 million during the same period last year. The considerable improvement was primarily attributable to a marked expansion in gross margin, in conjunction with a reduction in total operating expenses including share-based compensation.
•Adjusted EBITDA (non-GAAP) gain was US$0.5 million, compared with adjusted EBITDA (non-GAAP) loss of US$29.8 million in the same period last year. See “Non-GAAP Financial Measure.”
•Total cash as of June 30, 2026 was US$165.5 million including US$117.8 million reserved for purchase consideration payable for the Flyme acquisition.

•Looking ahead, our visibility into the remainder of the year gives us the confidence around our strategic trajectory:

•Based on our current backlog and accelerating commercial pipeline, we are reiterating our full-year 2026 guidance of US$1.0-US$1.1 billion in total revenue.

•Our margin profile will naturally be influenced by the ongoing dynamics and uncertainty around global memory costs, as well as the cadence of our strategic investments. We do expect that in the coming quarters, gross margin and operating profitability will be negatively impacted by memory cost dynamics.

Recent Business Development Highlights and Updates:

Expanding Global Footprint and Automaker Partnerships
•Around 12 million vehicles on the road globally with ECARX technologies as of June 30, 2026
•Honored with the Partnership Connectivity Award at Volkswagen do Brasil's flagship annual supplier summit, The One 2026, in Rio de Janeiro, recognizing ECARX across six evaluation pillars spanning innovation, portfolio competitiveness, program support, delivery speed, cross-functional alignment and product quality
•Continued industrialization process for the Volkswagen Group program, remaining firmly on track ahead of the anticipated 2027 launch for the Latin American market

Deepening Innovation-Driven R&D Ecosystem
•Entered into a definitive agreement to acquire the full Flyme software business portfolio for approximately US$266 million, comprising Flyme Auto, an in-vehicle cockpit operating system already deployed by ECARX in more than two million vehicles, and the cross-device Flyme operating system, securing end-to-end operating system capabilities above the Cloudpeak® software stack
•Signed a binding memorandum of business cooperation with TPK Holding Co., Ltd. to co-develop the ORCA LiDAR platform for global markets, with ECARX leading system integration, sensor fusion and global commercialization and mass production targeted for 2028 at TPK's manufacturing facility in Thailand

Strengthening the Balance Sheet
•Increased the issuance capacity of the 2025 Convertible Notes from US$100 million to US$130 million, with an existing institutional investor subscribing for an additional US$15 million note, and the transfer of an existing 2025 Note to a new investor to support ongoing platform iteration, R&D upgrades, and commercial scaling of the full-stack automotive intelligence solutions

Technological Advancements and Product Launches
•Shipped over 550,000 units during the quarter, with high-end Antora® and Pikes® solutions accounting for 42% of shipments, compared to 20% in the same quarter last year
•Initiated mass production for 9 new vehicle models across 4 brands deploying Pikes® and Antora® solutions combined with the Cloudpeak® cross-domain software stack and Flyme Auto
•Secured 33 vehicle design wins during Q2 2026, further strengthening the Company's commercial pipeline and long-term revenue momentum

# # #
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Conference Call and Webcast Details
ECARX will host a webcast of its earnings conference call today, Tuesday, August 11, 2026, at 8:00 a.m. EST. To access the webcast, visit the News and Events section of the ECARX Investor Relations website, or visit the following link – https://edge.media-server.com/mmc/p/46rah66v.

To join the earnings call by telephone, participants must preregister at https://register-conf.media-server.com/register/BIe8abcb76ec1e4761a1002346ff30cd05 to receive dial-in information.

A replay of the webcast and presentation materials will be available on the Company’s Investor Relations website under the results and reports section following the event.
About ECARX
ECARX (Nasdaq: ECX), headquartered in London, is a leading global automotive intelligence company. ECARX provides the intelligent brain that powers the next generation of software-defined and AI defined vehicles. The company delivers end-to-end, full-stack solutions spanning advanced system-on-chip hardware, high-performance central computing platforms, intelligent cockpit technology, Advanced Driver Assistance Systems, cloud connectivity and physical AI, alongside bespoke vehicle software and intelligent operating systems.

As automakers transition to software-first and AI-first vehicle architectures, ECARX empowers automakers to streamline integration, reduce systemic complexity and optimize long-term cost efficiency. ECARX’s proven technology is deployed in around 12 million vehicles worldwide, and is currently partnered with 18 global automakers and 28 vehicle brands to shape the future of automotive intelligence.

Founded in 2017 and listed on Nasdaq in 2022, ECARX operates from 15 major international locations across Europe, the Americas and Asia, with a global team of over 1,400 employees.
Forward-Looking Statements
This release contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and expectations as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, amongst other things, results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. The use of words “expects”, “intends”, “anticipates”, “estimates”, “predicts”, “believes”, “should”, “potential”, “may”, “preliminary”, “forecast”, “objective”, “plan”, or “target”, and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including, but not limited to statements regarding our intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate.

For a discussion of these and other risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statement, see ECARX’s filings with the U.S. Securities and Exchange Commission. ECARX undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.
Non-GAAP Financial Measure
The Company uses adjusted EBITDA (non-GAAP) in evaluating its operating results and for financial and operational decision-making purposes. Adjusted EBITDA is defined as net loss excluding interest income, interest expense, income tax expense, depreciation of property and equipment, amortization of intangible assets, and share-based compensation expenses.

The Company presents this non-GAAP financial measure because it is used by the management to evaluate the Company’s operating performance and formulate business plans. The Company believes that the non-GAAP measure helps identify underlying trends in its business that could otherwise be distorted by the effects of certain expenses that are included in net
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loss. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance.

Adjusted EBITDA (non-GAAP) should not be considered in isolation or construed as alternatives to net loss or any other measures of performance or as indicators of the Company’s operating performance. Investors are encouraged to compare the Company’s historical adjusted EBITDA (non-GAAP) to the most directly comparable GAAP measure, net loss. Adjusted EBITDA (non-GAAP) presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.
Investor Contacts:
ir@ecarxgroup.com
Media Contacts:
ecarx@christensencomms.com
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ECARX Holdings Inc.
Unaudited Condensed Consolidated Balance Sheets

	As of December 31, 2025	As of June 30, 2026
Millions, except otherwise noted	US$	US$
ASSETS
Current assets
Cash	87.1	156.2
Restricted cash	6.1	9.3
Short-term investments	31.2	46.7
Accounts receivable – third parties, net	14.8	38.4
Accounts receivable – related parties, net	185.5	209.7
Notes receivable	6.0	2.9
Inventories	62.3	126.2
Amounts due from related parties	53.7	45.8
Prepayments and other current assets	36.5	61.9
Total current assets	483.2	697.1

Non-current assets
Long-term investments	61.5	61.6
Property and equipment, net	26.7	32.4
Intangible assets, net	40.4	43.6
Operating lease right-of-use assets	16.8	13.7
Goodwill	3.7	3.8
Other non-current assets – third parties	30.2	43.4
Other non-current assets – related parties	—	90.4
Total non-current assets	179.3	288.9
Total assets	662.5	986.0

LIABILITIES
Current liabilities
Short-term borrowings	310.7	444.8
Accounts payable - third parties	192.8	251.4
Accounts payable - related parties	104.5	45.9
Notes payable	19.3	21.0
Amounts due to related parties	54.6	91.5
Contract liabilities, current - third parties	0.1	0.1
Contract liabilities, current - related parties	7.3	3.8
Operating lease liabilities - current	5.0	5.0
Convertible notes payable-current	38.8	24.7
Accrued expenses and other current liabilities	88.9	79.3
Income tax payable	1.0	1.0
Total current liabilities	823.0	968.5

Non-current liabilities
Long-term borrowings	5.6	111.8
Convertible notes payable, non-current	60.3	101.6
Operating lease liabilities, non-current	15.7	12.8
Warrant liabilities, non-current	1.1	1.0
Provisions	17.8	18.5
Other non-current liabilities - third parties	20.7	21.2
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ECARX Holdings Inc.
Unaudited Condensed Consolidated Balance Sheets (continued)

	As of December 31, 2025	As of June 30, 2026
Millions, except otherwise noted	US$	US$
Deferred tax liabilities	1.7	1.7
Total non-current liabilities	122.9	268.6
Total liabilities	945.9	1,237.1

Mezzanine equity
Redeemable non-controlling interests	—	14.8
Total mezzanine equity	—	14.8

SHAREHOLDERS' DEFICIT
Ordinary shares	—	—
Additional paid-in capital	958.1	1,019.5
Treasury shares, at cost	(30.0)	(39.9)
Accumulated deficit	(1,190.5)	(1,213.3)
Accumulated other comprehensive loss	(20.2)	(31.1)
Total deficit attributable to ordinary shareholders	(282.6)	(264.8)
Noncontrolling interests	(0.8)	(1.1)
Total shareholders' deficit	(283.4)	(265.9)
Liabilities and shareholders' deficit	662.5	986.0
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ECARX Holdings Inc.
Unaudited Condensed Consolidated Statements of Comprehensive Loss

	Six Months Ended June 30		Three Months Ended June 30
	2025	2026	2025	2026
Millions, except share data and per share data, or otherwise noted	US$	US$	US$	US$
Revenue
Sales of goods revenue	251.9	310.2	131.2	196.4
Software license revenue	26.8	2.3	1.2	0.7
Service revenue	44.6	44.2	23.2	28.1
Total revenue	323.3	356.7	155.6	225.2
Cost of goods sold	(226.9)	(264.5)	(117.6)	(167.0)
Cost of software licenses	(16.5)	(1.4)	(2.2)	(0.7)
Cost of services	(29.9)	(18.1)	(19.0)	(13.0)
Total cost of revenue	(273.3)	(284.0)	(138.8)	(180.7)
Gross profit	50.0	72.7	16.8	44.5

Research and development expenses	(68.3)	(52.6)	(33.8)	(29.1)
Selling, general and administrative expenses and others, net	(46.8)	(39.3)	(23.4)	(21.6)
Total operating expenses	(115.1)	(91.9)	(57.2)	(50.7)
Loss from operation	(65.1)	(19.2)	(40.4)	(6.2)

Interest income	1.6	2.5	0.9	1.3
Interest expense	(10.2)	(18.0)	(5.5)	(8.3)
Share of results of equity method investments	0.1	14.2	—	—
Others, net	3.1	(1.5)	1.4	1.1
Loss before income taxes	(70.5)	(22.0)	(43.6)	(12.1)
Income tax expense	(2.1)	(1.0)	(1.8)	0.1
Net loss	(72.6)	(23.0)	(45.4)	(12.0)
Net loss attributable to nonredeemable noncontrolling interests	3.6	0.3	2.4	(0.1)
Net loss attributable to redeemable noncontrolling interests	—	1.7	—	1.7
Net loss attributable to ECARX Holdings Inc.	(69.0)	(21.0)	(43.0)	(10.4)
Accretion of redeemable noncontrolling interests	—	(1.8)	—	(1.8)
Net loss attributable to ECARX Holdings Inc. ordinary shareholders	(69.0)	(22.8)	(43.0)	(12.2)
Net loss	(72.6)	(23.0)	(45.4)	(12.0)
Other comprehensive loss:
Fair value change of available-for-sale debt investment, net of nil income taxes	—	(2.8)	—	(2.1)
Foreign currency translation adjustments, net of nil income taxes	(5.2)	(8.1)	(3.9)	(4.1)
Comprehensive loss	(77.8)	(33.9)	(49.3)	(18.2)
Comprehensive loss attributable to nonredeemable noncontrolling interests	3.6	0.3	2.4	(0.1)
Comprehensive loss attributable to redeemable noncontrolling interests	—	1.7	—	1.7
Accretion of redeemable noncontrolling interests	—	(1.8)	—	(1.8)
Comprehensive loss attributable to ECARX Holdings Inc.	(74.2)	(33.7)	(46.9)	(18.4)
Loss per ordinary share
–Basic loss per share, ordinary shares	(0.20)	(0.06)	(0.13)	(0.03)
–Diluted loss per share, ordinary shares	(0.20)	(0.06)	(0.13)	(0.03)
Weighted average number of ordinary shares used in computing loss per ordinary share
–Weighted average number of ordinary shares - Basic	337,210,153	368,244,708	341,773,717	372,314,747
–Weighted average number of ordinary shares - Diluted	337,210,153	368,244,708	341,773,717	372,314,747
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ECARX Holdings Inc.
Unaudited Reconciliation of GAAP and Non-GAAP Results
Unaudited Reconciliation of GAAP and Non-GAAP Results
We use adjusted EBITDA in evaluating our operating results and for financial and operational decision-making purposes. Adjusted EBITDA is defined as net loss excluding interest income, interest expense, income tax expense, depreciation of property and equipment, amortization of intangible assets, and share-based compensation expenses.

Adjusted EBITDA should not be considered in isolation or construed as alternatives to net loss or any other measures of performance or as indicators of our operating performance. Investors are encouraged to compare our historical adjusted EBITDA to the most directly comparable GAAP measure, net loss. Adjusted EBITDA presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

	Six Months Ended June 30		Three Months Ended June 30
	2025	2026	2025	2026
Millions, except otherwise noted	US$	US$	US$	US$
Net Loss	(72.6)	(23.0)	(45.4)	(12.0)
Interest income	(1.6)	(2.5)	(0.9)	(1.3)
Interest expense	10.2	18.0	5.5	8.3
Income tax expense	2.1	1.0	1.8	(0.1)
Depreciation of property and equipment	3.5	3.8	1.7	2.0
Amortization of intangible assets	7.6	5.7	3.8	3.1
EBITDA	(50.8)	3.0	(33.5)	—
Share-based compensation expenses	6.5	1.5	3.7	0.5
Adjusted EBITDA	(44.3)	4.5	(29.8)	0.5
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